SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

M Coltman, R Devey, J Foley, P Goerke, M McLintock, N Nicandrou, B Stowe, T Thiam, M Wells

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates to persons named in 3 above

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to persons named in 3 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5p each

American Depository Receipts (ADRs) - representing a ratio 1 ADR equals 2 Prudential plc

Ordinary Shares of 5p each

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

BWCI Trust Company Limited

8.	State the nature of the transaction

Transaction 1

Grant of Deferred awards of shares for 2011 under the Annual Incentive Plan for M Coltman, R Devey, J Foley, P Goerke, M McLintock, N Nicandrou, T Thiam

Grant of Deferred awards of ADRs for 2011 under the Annual Incentive Plan for B Stowe and M Wells

Transaction 2

Release of on appointment awards

R Devey and N Nicandrou - ordinary shares being released as per the terms of the award letters dated 27 November 2009

Disposal of shares to fund tax liability

Transaction 3

Release of conditional award and dividend equivalents given under the Prudential Group Performance Share Plan for M McLintock, N Nicandrou and T Thiam

Acquisition of shares

Disposal of shares to fund tax liability

Transaction 4

Release of conditional awards under the Prudential Group Performance Share Plan and the Prudential Business Unit Performance Plan for R Devey

Acquisition of shares

Disposal of shares to fund tax liability

9.	Number of shares, debentures or financial instruments relating to shares acquired

M Coltman

Transaction 1 - 23,353 Ordinary Shares

R Devey

Transaction 1 - 41,136 Ordinary Shares

Transaction 2 - 50,575 Ordinary Shares

Transaction 4 - 272,517 Ordinary Shares

J Foley

Transaction 1 - 44,481 Ordinary Shares

P Goerke

Transaction 1 - 35,975 Ordinary Shares

M McLintock

Transaction 1 - 36,008 Ordinary Shares

Transaction 3 - 103,713 Ordinary Shares

N Nicandrou

Transaction 1 - 43,518 Ordinary Shares

Transaction 2 - 68,191 Ordinary Shares

Transaction 3 - 356,525 Ordinary Shares

B Stowe

Transaction 1 - 25,324 ADRs (each ADR representing 2 Prudential plc Ordinary Shares of 5p each)

T Thiam

Transaction 1 - 101,134 Ordinary Shares

Transaction 3 - 337,078 Ordinary Shares

M Wells

Transaction 1- 46,517 ADRs (each ADR representing 2 Prudential plc Ordinary Shares of 5p each)

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

M Coltman - less than 0.001%

R Devey - less than 0.02%

J Foley - less than 0.002%

P Goerke - less than 0.002%

M McLintock - less than 0.006%

N Nicandrou - less than 0.02%

B Stowe - less than 0.002%

T Thiam - less than 0.02%

M Wells - less than 0.004%

11.	Number of shares, debentures or financial instruments relating to shares disposed

R Devey

Transaction 2 - 26,352 Ordinary Shares

Transaction 4 - 141,994 Ordinary Shares

M McLintock

Transaction 3 - 54,039 Ordinary Shares

N Nicandrou

Transaction 2 - 35,531 Ordinary Shares

Transaction 3 - 185,765 Ordinary Shares

T Thiam

Transaction 3 - 175,632 Ordinary Shares

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

R Devey - less than 0.007%

M McLintock - less than 0.003%

N Nicandrou - less than 0.009%

T Thiam - less than 0.007%

13.	Price per share or value of transaction

Acquisition

Transaction 1 (M Coltman, R Devey, J Foley, P Goerke, M McLintock, N Nicandrou, T Thiam) - Ordinary Shares - £7.76

Transaction 1 (B Stowe, M Wells) - US$ 24.52

Disposal

Transactions 2,3 and 4 (R Devey, M McLintock, N Nicandrou T Thiam) - Ordinary Shares £7.4931

14.	Date and place of transaction

29 March 2012, London

29 March 2012, New York

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

M Coltman - 207,662 Ordinary Shares, less than 0.009%

R Devey - 631,975 Ordinary Shares, less than 0.03%

J Foley - 561,343 Ordinary Shares, less than 0.03%

P Georke - 143,545 Ordinary Shares, less than 0.006%

M McLintock - 790,794 Ordinary Shares, less than 0.04%

N Nicandrou - 707,134 Ordinary Shares, less than 0.03%

T Thiam - 1,795,419 Ordinary Shares, less than 0.08%

B Stowe - 1,141,785 Ordinary Shares (made up of 516,990 ADRs representing 1,033,980 Ordinary Shares plus 107,805 Ordinary Shares), less than 0.05%

M Wells - 1,219,976 Ordinary Shares (made up of 609,988 ADRs representing 1,219,976 Ordinary Shares), less than 0.05%

16.	Date issuer informed of transaction

29 March 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

Jennie Webb, Share Plans Adviser, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification

Clive Burns, Head of Group Secretariat, 020 7548 3805

Date of notification

30 March 2012

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END